UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2017
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

Publicly held Corporation

CNPJ 02.429.144/0001-93 - NIRE 353.001.861-33

MATERIAL FACT

CPFL Energia S.A. (“CPFL Energia” or “Company”), as a complement to the Material Facts released on September 2nd, 22nd, 23rd and 28th, 2016, November 23rd, 2016, December 13th, 2016, and January 23rd and February 16th, 2017, hereby announces to its shareholders and to the market in general that, on the date hereof, CPFL Energia received from its controlling shareholder, State Grid Brazil Power Participações Ltda., the letter transcribed below:

“São Paulo, February 23rd, 2017

To

CPFL Energia S.A.

Rua Gomes de Carvalho, No. 1,510, suite 142

Vila Olímpia, São Paulo/SP

Zip Code 04547-005

Attn.: Members of the Board of Directors of CPFL Energia S.A. (“CPFL” or the “Company”)

Cc:     Gustavo Estrella

Chief Financial and Investor Relations Officer

Ref.: Tender Offer for the Acquisition of Shares

STATE GRID BRAZIL POWER PARTICIPAÇÕES LTDA., a limited liability company (sociedade empresária por quotas de responsabilidade limitada), with head offices in the City of São Paulo, State of São Paulo, at Avenida Paulista, No. 726, suite 1,207, room 04, Bela Vista, Zip Code 01310-910, enrolled with the CNPJ/MF under No. 26.002.119/0001-97 (“Offeror”), further to (i) the correspondence sent by State Grid International Development Limited (“State Grid”) to the Company on September 2nd, 2016, (ii) State Grid’s announcement to the market on September 2nd, 2016, (iii) the correspondence sent by the Offeror to the Company dated January 23rd, 2017 and (iv) the notice sent by the Offeror to the Company on February 15, 2017 (“Notice”), hereby informs as follows.

As previously disclosed by State Grid, due to the acquisition of a controlling interest in the Company, the Offeror is required to launch a mandatory public tender offer for the common shares held by the remaining shareholders of the Company (“Mandatory Tender Offer”), and the Offeror intends to perform, simultaneously with the Mandatory Tender Offer, a unified public tender offer for all the common shares issued by the Company in order to: (i) cancel its registration as a publicly held company before CVM under class “A” upon its conversion into class “B”, under the terms of CVM Instruction No. 480, dated as of December 7, 2009 (“Delisting Tender Offer”); and (ii) delist the Company from the Novo Mercado Special Listing Segment of BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (“Voluntary Tender Offer” and, together with the Mandatory Tender Offer and the Delisting Tender Offer, the “Unified Offer”).

In this regard, the Offeror informs by means of this Notice, that, on the date hereof, the Unified Offer documentation was filed with CVM, contemplating the previously disclosed price per share of R$ 25.51 (twenty-five Reais and fifty-one cents), subject to adjustment in the manner previously disclosed (“Offer Price”).

The Offeror clarifies that: (a) the registration of the Unified Offer is under analysis by CVM; and (b) it reserves the right to only launch the Mandatory Tender Offer at the Offer Price, and to withdraw the Delisting Tender Offer and the Voluntary Tender Offer, in the event that the Offer Price is lower than the fair market value range of the Company's common shares, as determined by the appraisal report to be prepared for the purposes of the Delisting Tender Offer and the Voluntary Tender Offer, in accordance with the applicable regulations.

The draft of the Unified Offer Instrument (Edital) will be available for consultation on the following website: www.cvm.gov.br (on this website, in the section “Acesso Rápido”, select “Consulta – OPA – Ofertas Públicas de Aquisição de Ações”, and click on “Em análise”, and select “CPFL Energia S.A.”, and subsequently on “Edital”). A free translation into English of the draft notice of Unified Tender Offer Instrument will also be made available at www.sec.gov. For the avoidance of doubt, the Unified Offer has not yet commenced.

Considering the foregoing, the Offeror hereby requests that you immediately disclose to the shareholders of the Company and to the market the content of this letter, by means of a material fact.

Please let us know should you need any further clarifications regarding the Unified Offer.

Respectfully yours,

STATE GRID BRAZIL POWER PARTICIPAÇÕES LTDA.”

CPFL Energia will inform its shareholders and the market in general of any developments regarding the matter reported hereof that are communicated to the Company.

São Paulo, February 23rd, 2017.

Gustavo Estrella

Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 23, 2017

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.